UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

894725-20-9

(CUSIP Number)

Faye C. Briggs
12076 Tavel Circle
Dallas, Texas 75230
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:     [   ]

SCHEDULE 13D

CUSIP No. 894275-20-9

(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Faye C. Briggs

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	(7)	SOLE VOTING POWER
NUMBER OF		714,286
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		714,286

	(10)	SHARED DISPOSITIVE POWER
		0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,566,544*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3%*

(14)	TYPE OF REPORTING PERSON

IN

* Includes (1) 50,000 shares of Series A Preferred Stock owned of record by Ms. Briggs that are convertible into 714,286 shares of Common Stock at the option of Ms. Briggs and (2) an additional 2,852,258 shares of Common Stock beneficially owned by Michael E. Montgomery. The holdings of Mr. Montgomery are included in the number of shares reported herein, as Mr. Montgomery and Ms. Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Ms. Briggs disclaims the beneficial ownership of such shares of Common Stock beneficially owned by Mr. Montgomery.

          This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Faye C. Briggs with the Securities and Exchange Commission ("SEC") on December 10, 2002 relating to the Common Stock of Trek Resources, Inc. (the "Company"), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 1, 2003 (as amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing.

          The main purpose of this Amendment is to amend the information contained on the cover page and in Items 4, 6 and 7 of the Filing. Except as set forth in this Amendment, all previous Items of the Filing remain unchanged.

Item 4 Purpose of the Transaction.

          On April 12, 2005, Briggs and Michael E. Montgomery, Briggs' son and the Company's chairman, chief executive officer, president and chief financial officer ("Montgomery"), acted by written consent in lieu of a meeting of the stockholders of the Company to approve a certificate of amendment to the Company's certificate of amendment to effect a 1-for-100 reverse stock split of the Common Stock (the "Reverse Stock Split"). The approval of Briggs and Montgomery constituted the approval of the holders of (a) a majority of the outstanding shares of Common Stock and Series A convertible preferred stock of the Company, voting together as a single class and on an as-converted to common stock basis, and (b) a majority of the outstanding shares of Common Stock, voting separately as a class. The Reverse Stock Split was approved by the Company's board of directors on January 10, 2005. Briggs anticipates that the Reverse Stock Split, if effected, will reduce the number of holders of record of Common Stock to less than 300 and that the Company will file a Form 15 with the SEC to terminate its obligations to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended. Briggs and Montgomery may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Briggs disclaims the beneficial ownership of the shares Common Stock and Series A Preferred Stock held by Montgomery.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See "Item 4. - Purposes of the Transaction" above.

Item 7. Material to be Filed as Exhibits.

Exhibit I	Action by Written Consent of the Stockholders of Trek Resources, Inc., dated April 12, 2005, executed by Montgomery and Briggs.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Faye C. Briggs
Faye C. Briggs
Date: April 15, 2005

EXHIBIT INDEX

Exhibit I	Action by Written Consent of the Stockholders of Trek Resources, Inc., dated April 12, 2005, executed by Montgomery and Briggs.